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SEC FILE NUMBER
8- 66366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fareri Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 N. Federal Highway, #106
(No. and Street)

Boca Raton (City) **FL** (State) **33432** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Fareri **(561) 955-0070**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 11 2005
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anthony Fareri**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fareri Financial Services, Inc., as

of **December 31**, **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Candace Sametini
Commission # DD293782
Expires: Feb. 24, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

FARERI FINANCIAL SERVICES, INC.
Financial Statements and Schedules
as of December 31, 2004
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Fareri Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Fareri Financial Services, Inc., as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fareri Financial Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

March 10, 2005
Atlanta, Georgia

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Due from clearing broker dealer	$ 3,619
Clearing deposits	50,123
Due from related party	10,000
Employee advances	7,093
Prepaid expenses and other assets	7,805
Property and equipment, net of accumulated depreciation of $2,347	23,336
Total assets	$ 101,976

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Cash overdraft	$ 780
Accounts payable	30,695
Accrued commissions	23,490
Due to clearing broker-dealer	1,445
Total liabilities	56,410
Stockholders' Equity:	
Common stock, $.0001 par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000
Additional paid-in capital and proceeds from unissued shares	620,094
Retained earnings (deficit)	(575,528)
Total stockholders' equity	45,566
Total liabilities and stockholders' equity	$ 101,976

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 941,022
Interest and dividend income	599
Total revenues	941,621
EXPENSES:	
Compensation to majority stockholder	590,000
Employee compensation and benefits	359,359
Clearing fees	83,248
Communications and data processing	17,382
Occupancy	20,525
Other operating expenses	446,635
Total operating expenses	1,517,149
LOSS BEFORE INCOME TAXES	(575,528)
INCOME TAXES	-
NET LOSS	$ (575,528)

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (575,528)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,347
Increase in due from clearing broker-dealers	(3,619)
Increase in clearing deposits	(50,123)
Increase in prepaid expenses and other assets	(7,805)
Increase in accounts payable	30,695
Increase in accrued commissions	23,490
Increase in due to clearing broker-dealer	1,445
Increase in employee advances	(7,093)
Net cash used in operating activities	(586,191)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(25,683)
Net cash used by investing activities	(25,683)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	621,094
Advance to related company	(10,000)
Net cash provided by financing activities	611,094
NET DECREASE IN CASH	(780)
CASH, at beginning of period	-
CASH overdraft, at end of period	$ (780)

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Sales of common stock and proceeds From unissued shares	$ 1,000	$ 620,094	$ -	$ 621,094
Net loss		-	(575,528)	(575,528)
Balance, December 31, 2004	$ 1,000	$ 620,094	$ (575,528)	$ 45,566

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2004

CORPORATE ORGANIZATION AND BUSINESS

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

The Company's principle business activities are retail brokerage services. Most of the Company's customers are located in the Southeastern United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had a net capital deficit of $2,668 which was $7,668 below its required net capital of $5,000.

RELATED PARTY TRANSACTIONS

The Company paid rent for office facilities during 2004 which amounted to approximately $17,000. The lease is an obligation of a company controlled by the Company's majority stockholder, but the premises are occupied by the Company.

In addition, the Company paid personal expenses of its majority stockholder and made payments to the related company during 2004 for unspecified reasons, which are included in compensation of majority stockholder in the accompanying statement of operations.

FARERI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2004

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

INCOME TAXES

The provision for income taxes is summarized as follows:

	2004
Current income tax expense	$ -
Deferred income taxes	-
Income tax expense	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at December 31, 2004, relates to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

	2004
Deferred tax assets:	
Net operating losses	$ 80,000
Deferred tax valuation allowance	(80,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2004, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2024.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $535,000 that begins to expires in 2024.

FARERI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2004

ADDITIONAL PAID-IN CAPITAL AND PROCEEDS FOR UNISSUED SHARES

During June and July 2004, the Company received $472,700 of proceeds from sales of 189,080 shares of the Company's common stock sold pursuant to private placements at $2.50 per share. The shares sold have not been issued at March 10, 2005.

NET LOSS

The Company incurred a loss of $575,528 for 2004, which was largely caused by compensation to the majority stockholder, and the Company was below its required net capital of $5,000 at December 31, 2004. The Company was dependent upon capital contributions and sales of common stock to meet its working capital needs and its net capital requirements during 2004.

On January 14th and 19th, 2005, shares of a public company with a fair market value of $1,640,000 were received in the Company's brokerage accounts. If these shares maintain their value, and are not subsequently transferred from the Company, the Company should survive for the immediate future. The Company's majority stockholder represents that he intends to take compensation in 2005 of $120,000, or less, unless higher amounts are supported by the Company's profitability.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

FARERI FINANCIAL SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2004

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 45,566
Less nonallowable assets:	
Prepaid expenses and other assets	(7,805)
Employee advances	(7,093)
Due from related party	(10,000)
Property and equipment	(23,336)
Net capital (deficit) before haircuts	(2,668)
Less haircuts	-
Net capital (deficit)	$ (2,668)
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 56,410
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
NET CAPITAL DEFICIT	$ (7,668)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N.A.

FARERI FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2004

Net capital as reported in December 31, 2004 Focus Report	$ 23,573
Audit adjustments:	
To recognize additional accounts payable	(2,750)
To recognize commissions payable	(23,491)
Net capital deficit per Schedule I	$ (2,668)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders of
Fareri Financial Services, Inc.:

In planning and performing our audit of the financial statements of Fareri Financial Services, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Fareri Financial Services, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2004 and this report does not effect our report thereon dated March 10, 2005.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

March 10, 2005
Atlanta, Georgia



RUBIO CPA, PC